Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

Results of Operations

The following table sets forth certain operational data for the six months ended June 30, 2025 and 2026:

	Six Months Ended
	June 30,
	2025	2026	2026
	S$’000	S$’000	US$’000
Revenues	2,162	2,045	1,580
Cost of revenues	(1,538)	(1,599)	(1,236)
Gross profit	624	446	344
Operating expenses
Selling and distribution expenses	(205)	(296)	(229)
General and administrative expenses	(763)	(3,586)	(2,770)
Total operating expenses	(968)	(3,882)	(2,999)

Loss from operations	(344)	(3,436)	(2,655)

Other income (expense)
Interest income	- *	20	16
Interest expense	(11)	(6)	(5)
Government grants	91	12	10
Rental income	16	16	12
Total other income, net	96	42	33

Loss before income tax	(248)	(3,394)	(2,622)

Income tax benefit	-	9	7

NET LOSS	(248)	(3,385)	(2,615)

Other comprehensive income
Foreign currency adjustments	-	5	12

TOTAL COMPREHENSIVE LOSS	(248)	(3,380)	(2,603)

* Below S$1,000/US$1,000

Revenues

	Six Months Ended June 30,			Change
	2025	%	2026	%		%
	S$’000		S$’000		S$’000
Government sector	972	45.0	735	35.9	(237)	(24.4)
Private sector	1,190	55.0	1,310	64.1	120	10.1
Total revenues	2,162	100.0	2,045	100.0	(117)	(5.4)

In the following table, revenue is disaggregated by the timing of revenue recognition.

	Six Months Ended June 30,
	2025	2026
	S$’000	S$’000
Revenue recognition at a single point in time:
Sales of merchandise	4	4

Revenue recognition over time:
Swim fees	2,158	2,038
Pickleball	-	3
	2,162	2,045

Total revenue for the six months ended June 30, 2026 was approximately S$2.05 million, representing a decrease of approximately S$0.12 million, or 5.4%, from approximately S$2.16 million for the corresponding six months ended June 30, 2025. The decline was primarily attributable to a 5.6% decrease in swim fees, which fell from approximately S$2.16 million in the prior-year period to approximately S$2.04 million in the current period. This reduction was mainly due to slightly lower enrolment levels during the period.

Cost of revenues

	Six Months Ended June 30,			Change
	2025	%	2026	%		(%)
	S$’000		S$’000		S$’000
Government sector	885	57.6	706	44.2	(179)	(20.2)
Private sector	653	42.4	893	55.8	240	36.8
Total cost of revenues	1,538	100.0	1,599	100.0	61	4.0

Cost of revenues for the six months ended June 30, 2026 was approximately S$1.60 million, compared to approximately S$1.54 million for the six months ended June 30, 2025, representing an increase of approximately 4.0%. The increase was primarily attributable to the commencement of operations at our Dubai subsidiary, which contributed approximately S$113,000 in coaches’ salaries during the period. This increase was largely offset by lower coaches’ fees and salaries in our existing Singapore operations, resulting in only a modest increase in total coaches’ fees and salaries from approximately S$1.366 million in the prior-year period to approximately S$1.378 million in the current period. In addition, merchandise costs and related shipping costs increased to approximately S$41,000 from approximately S$11,000 in the prior-year period, representing an increase of approximately 291%. The increase was primarily due to merchandise purchased in advance for the full year to support operational requirements. By segment, cost of revenues for the private segment increased by approximately 36.8%, while cost of revenues for the government segment decreased by approximately 20.2%, reflecting changes in the mix of services provided during the period. Our cost of revenues mainly comprises coaches’ fees (including salaries and benefits), entrance fees, merchandise costs, and assessment fees associated with the swim lessons delivered during the period.

Gross profit

Gross profit for the six months ended June 30, 2026 was approximately S$0.45 million, compared to approximately S$0.62 million for the six months ended June 30, 2025, representing a decrease of approximately S$0.18 million, or 28.5%. Gross profit margin decreased to approximately 21.8% from approximately 28.9% in the prior-year period.

The decrease in gross profit was primarily attributable to lower revenue resulting from reduced enrolment levels, coupled with a slight increase in cost of revenues. The increase in cost of revenues was mainly due to the commencement of operations at our Dubai subsidiary and higher upfront merchandise purchases for the year. Although coaches’ fees and salaries increased only marginally overall, the additional costs associated with the Dubai operations, together with lower revenue, resulted in a decline in gross profit and gross profit margin during the period.

Operating Expenses

Our operating expenses consist of selling and distribution expenses and general and administrative expenses.

Selling and distribution expenses

Selling and distribution expenses increased to approximately S$0.29 million for the six months ended June 30, 2026, compared with approximately S$0.21 million for the corresponding period in 2025. The increase was primarily attributable to higher marketing expenses, including approximately S$0.05 million incurred for social media management and advertising campaigns during the first half of 2026 to enhance brand awareness in the Dubai market following the commencement of operations in January 2026.

General and administrative expenses

General and administrative expenses for the six months ended June 30, 2026 were approximately S$3.59 million, compared with approximately S$0.76 million for the corresponding period in 2025, representing an increase of approximately S$2.82 million, or 370.6%. The increase was primarily attributable to higher legal and professional fees and other administrative expenses incurred during the period.

Included in legal and professional fees for the six months ended June 30, 2026 was a referral fee of approximately S$2.18 million, which was incurred in connection with the Group’s business development initiatives to support future business growth.

Total Other Income (Expense), net

Total other income (expense), net decreased significantly from approximately S$96,000 for the six months ended June 30, 2025 to approximately S$42,000 for the six months ended June 30, 2026, representing a decrease of approximately S$54,000, or 56.3%. The decrease was primarily attributable to the recognition of a government grant of approximately S$56,000, which was received in the prior-year period to support the Group’s market expansion initiatives. No comparable government grant was recognized during the current period.

During the six months ended June 30, 2026, the Group recognized interest income of approximately S$20,000 from fixed deposits placed with funds raised during the first half of 2026. In addition, interest expense decreased from approximately S$11,000 in the prior-year period to approximately S$6,000 in the current period, primarily due to the repayment and completion of one of the Group’s term loans in June 2025.

Income Tax Expense

The effective tax rate in the years presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rate. Our Company’s subsidiaries mainly operate in Singapore that are subject to taxes in the jurisdictions in which they operate, as follows:

Cayman Islands

Fitness Champs Holdings Limited is an exempted Cayman Islands company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States.

BVI

Northen Star Limited is an exempted British Virgin Islands company and is presently not subject to income taxes or income tax filing requirements in the British Virgin Islands or the United States.

Dubai

Fitness Champs Excellence Sports Academy LLC is operating in Dubai and is subject to the Dubai tax law at the corporate tax rate at 9% on the assessable income arising in Dubai during its tax year.

Singapore

Fitness Champs Aquatics Pte Ltd and Fitness Champs Pte Ltd are operating in Singapore and are subject to the Singapore tax law at the corporate tax rate at 17% on the assessable income arising in Singapore during its tax year.

Income tax benefit for the six months ended June 30, 2025 was nil, as the Group did not generate taxable profits during the period. For the six months ended June 30, 2026, the income tax benefit primarily comprised an over-provision of approximately S$9,000 (US$7,000) relating to the Year of Assessment 2023.

Net Loss

During the six months ended June 30, 2026, the Group incurred a net loss of approximately S$3.38 million, compared with a net loss of approximately S$0.25 million for the corresponding period in 2025. The increase in net loss was primarily attributable to higher legal and professional fees, including the referral fee, as well as increased marketing expenses incurred during the period.

For the six months ended June 30, 2026, the Group’s EBITDA loss was approximately S$3.43 million, compared with an EBITDA loss of approximately S$0.19 million for the corresponding period in 2025.

EBITDA refers to earnings (loss) before income tax, finance costs, depreciation and amortization.

The following table sets forth a summary of our cash flows for the six months ended June 30, 2025 and 2026 indicated:

	Six Months Ended
	June 30, 2025	June 30, 2026
	S$’000	S$’000
Net cash used in operating activities	(254)	(3,969)
Net cash used in investing activities	(31)	(26)
Net cash provided by financing activities	444	5,130
Net changes in cash and cash equivalents	159	1,135
Effect of Exchange Rate Changes on Cash	-	5
Cash and cash equivalents at the beginning of the period	315	1,990
Cash and cash equivalents at the end of the period	474	3,130

Cash used in operating activities

Net cash used in operating activities for the six months ended June 30, 2026 amounted to S$3.97 million, compared to S$0.25 million for the six months ended June 30, 2025. The increase in cash outflow was mainly attributable to the higher loss incurred during the period, with a loss of S$3.39 million recorded for the six months ended June 30, 2026, compared to a loss of S$0.25 million for the corresponding period in 2025.

For June 2026, operating cash flow was adjusted for non-cash items, including total depreciation and amortization of S$0.05 million. The cash outflow was also affected by working capital movements, including an increase in receivables of S$0.14 million and a decrease in other payables of S$0.47 million, together with income tax paid of S$0.01 million.

For June 2025, the net loss of S$0.25 million was adjusted for non-cash items, including depreciation and amortization expenses of S$0.05 million. Operating cash flow was also affected by working capital movements, including an increase in deposits, prepayments and other receivables of S$0.15 million and an increase in payables and accrued liabilities of S$0.12 million.

Cash used in investing activities

Net cash used in investing activities for the six months ended June 30, 2026 was approximately S$0.03 million, compared to approximately S$0.03 million for the six months ended June 30, 2025. The decrease in cash outflow was mainly due to interest income received from fixed deposits of approximately S$0.02 million during the period, which partially offset the acquisition of intangible assets of approximately S$0.04 million and property, plant and equipment of approximately S$0.01 million.

For the six months ended June 30, 2025, cash used in investing activities mainly related to the acquisition of property, plant and equipment of approximately S$0.03 million. Overall, cash used in investing activities remained relatively modest and reflected the Group’s continued investment in operational and strategic assets.

Cash provided by financing activities

Net cash provided by financing activities for the six months ended June 30, 2026 amounted to approximately S$5.13 million, compared to net cash provided by financing activities of approximately S$0.44 million for the corresponding period in 2025. The increase in net cash inflow was primarily attributable to proceeds from the issuance of share capital amounting to approximately S$5.38 million. This was partially offset by repayments to a director of approximately S$0.22 million, repayments of bank borrowings of approximately S$0.01 million, principal payments of lease liabilities of approximately S$0.02 million, and interest payments on bank borrowings and lease liabilities totaling approximately S$0.01 million. Overall, financing activities provided the Group with a significant source of liquidity to support its operations and strategic initiatives, including its planned expansion into Dubai.

Inflation

Inflation and changing prices have not had a material effect on our business, and we do not expect that inflation or changing prices will materially affect our business in the foreseeable future. However, our management will closely monitor price changes in our industry and continually maintain effective cost control in operations.

Off Balance Sheet Arrangements

As of June 30, 2026 and December 31, 2025, we have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our shareholders.

Critical Accounting Policies and Estimates

There have been no material changes to the Company’s significant accounting policies as disclosed in the Annual Report on Form 20-F for the year ended December 31, 2025.

Accordingly, the Company’s critical accounting policies and estimates should be read in conjunction with the audited consolidated financial statements and related notes included in the Annual Report on Form 20-F.

Recent accounting pronouncements

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements and related disclosures.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity. ASU 2025-03 clarifies the guidance to determine the accounting acquirer in a business combination that is effected primarily by exchanging equity interests, when the legal acquiree is a variable interest entity (“VIE”) that meets the definition of a business. ASU 2025-03 requires entities to consider the same factors in ASC 805, Business Combinations, required for determining which entity is the accounting acquirer in other acquisition transactions. ASU 2025-03 is effective for the Company’s annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-03 is required to be applied on a prospective basis to any acquisition transaction that occurs after the initial application date. The Company is currently assessing the impact this standard will have on the Company’s consolidated financial statements.

In May 2025, the FASB issued ASU 2025-04, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606). ASU 2025-04 revises the definition of the term performance condition for share-based consideration payable to a customer to incorporate conditions that are based on the volume or monetary amount of a customer’s purchases or potential purchases. ASU 2025-04 also eliminates the policy election to account for forfeitures as they occur for awards with service conditions. ASU 2025-04 also clarifies that ASC 606 variable consideration guidance does not apply to share-based payments to customers; instead, vesting probability should be assessed solely under ASC 718, Compensation—Stock Compensation. ASU 2025-04 is effective for the Company’s annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-04 may be applied on either a modified retrospective basis or on a retrospective basis. The Company is currently assessing the impact this standard will have on the Company’s consolidated financial statements.

In July 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 amends ASC 326, Financial Instruments—Credit Losses, and introduces a practical expedient available for all entities and an accounting policy election available for all entities, other than public business entities, that elect the practical expedient. These changes apply to the estimation of expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue Recognition. Under the practical expedient, entities may assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset when developing reasonable and supportable forecasts. This simplifies the estimation process for short-term financial assets. ASU 2025-05 is effective for the Company’s periods beginning after December 15, 2025 and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-05 should be applied on a prospective basis. The Company is currently assessing the impact this standard will have on the Company’s consolidated financial statements.

ASU 2025-06, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. In September 2025, the FASB issued this ASU to modernize the accounting for internal-use software costs, primarily by simplifying the requirements to capitalize software development costs. This update is effective beginning with the Company’s 2028 fiscal year annual reporting period, with early adoption permitted. The Company is currently assessing the impact this standard will have on the Company’s consolidated financial statements.

ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. In December 2025, the FASB issued this ASU to establish authoritative guidance on the accounting for government grants received by business entities. This update is effective beginning with the Company’s 2029 fiscal year annual reporting period, with early adoption permitted. The Company is currently assessing the impact this standard will have on the Company’s consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the unaudited interim consolidated financial position, statements of operations and cash flows.